MASNET No. 51 OF 25.07.2000
Announcement No. 55

                  [CHARTERED SEMICONDUCTOR MANUFACTURING LOGO]

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD

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                    NOTICE OF CHANGES IN DIRECTOR'S INTERESTS

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
 NAME OF DIRECTOR:                                  Ho Ching

 DATE OF NOTICE TO COMPANY:                         24/07/2000

 DATE OF CHANGE OF INTEREST:                        24/07/2000

 NAME OF REGISTERED HOLDER:                         CDP : Ho Ching

 CIRCUMSTANCE GIVING RISE TO THE CHANGE:            Others
 PLEASE SPECIFY DETAILS:                            Off market transfer of shares
                                                    with proceeds to charity

 SHARES HELD IN THE NAME OF REGISTERED HOLDER

 NO. OF SHARES OF THE CHANGE:                       40,000
 % OF ISSUED SHARE CAPITAL:                         0.0029

 AMOUNT OF CONSIDERATION PER SHARE EXCLUDING        $12.40*
 BROKERAGE,GST,STAMP
 DUTIES,CLEARING FEE:

 NO. OF SHARES HELD BEFORE CHANGE:                  40,000
 % OF ISSUED SHARE CAPITAL:                         0.0029

 NO. OF SHARES HELD AFTER CHANGE:                   0
 % OF ISSUED SHARE CAPITAL:                         0

HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

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
                                                    DEEMED            DIRECT
                                                    ------            ------
 NO. OF SHARES HELD BEFORE CHANGE:                     0              40,000
 % OF ISSUED SHARE CAPITAL:                            0              0.0029

 NO. OF SHARES HELD AFTER CHANGE:                      0                   0
 % OF ISSUED SHARE CAPITAL:                            0                   0

 TOTAL SHARES:                                         0                   0

Notes

1) *Consideration was fixed based on market price at close of trading on 23 May 2000, the date these shares were approved by SGX for listing.

2) Based on 1,376,504,310 ordinary shares of $0.26 each in the capital of Chartered Semiconductor Manufacturing Ltd as at 21 July 2000.

Submitted by Nancy Tan See Sin, Company Secretary on 25/07/2000 to the SGX